Exhibit 12.2

Glimcher Realty Trust
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends
(Dollars in Thousands)

	Years ended December 31,
	2007	2006	2005	2004	2003
Available Earnings:
Income from continuing operations	$14,649	$33,615	$33,010	$21,390	$20,499
Add back minority interest	1,635	(7,733)	252	2,906	1,703
Less earnings from equity investees	(1,133)	(1,443)	(51)	(3)	(2,456)
Plus:
Fixed charges	110,170	102,488	91,708	93,539	78,384
Amortization of previously capitalized interest	1,134	1,003	909	847	820
Distributed share of equity from affiliates	-	-	-	-	2,927
Less capitalized interest	(4,793)	(2,885)	(2,398)	(597)	(698)
Less preferred dividends	(17,437)	(17,437)	(17,437)	(17,517)	(13,688)
Available earnings:	$104,225	$107,608	$105,993	$100,565	$87,491
Fixed Charges:
Interest expense, excluding amortization of deferred financing costs	86,073	80,313	70,007	71,781	60,707
Amortization of deferred financing costs	1,867	1,853	1,866	3,644	3,291
Interest capitalized	4,793	2,885	2,398	597	698
Preferred dividends	17,437	17,437	17,437	17,517	13,688
Fixed charges:	$110,170	$102,488	$91,708	$93,539	$78,384

Ratio of earnings to fixed charges and preferred dividends:	0.95	1.05	1.16	1.08	1.12

Six-month period ended June 30, 2008
Available Earnings:
Income from continuing operations	$9,518
Add back minority interest	0
Less earnings from Equity Investees	(155)
Plus:
Fixed Charges	53,295
Amortization of previously capitalized interest	631
Distributed share of equity from affiliates	2,860
Less capitalized interest	(3,323)
Less preferred dividends	(8,718)
Available earnings:	$54,108
Fixed Charges:
Interest expense, excluding amortization of deferred financing costs	40,326
Amortization of deferred financing costs	928
Interest capitalized	3,323
Preferred dividends	8,718
Fixed charges:	$53,295

Ratio of earnings to fixed charges and preferred dividends:	1.02